EXHIBIT 99.1
SEABRIDGE GOLD
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	April 15, 2014

Seabridge Gold Options Red Mountain Project to Revolution Resources

Toronto, Canada…Seabridge Gold announced today that it has entered into an option agreement with Revolution Resources Corp. whereby Revolution can acquire a 100% interest in Seabridge’s Red Mountain Gold Project located near Stewart, B.C.

Under the terms of the option agreement, Revolution can acquire Seabridge’s interest in Red Mountain by (i) issuing to Seabridge 29,733,000 shares of Revolution representing 19.9% of the issued and outstanding shares of Revolution post issuance as of today; (ii) paying to Seabridge $2 million cash in staged payments ($1 million payable within 90 days and$1 million within 1.5 years); and (iii) incurring $7.5 million in exploration and development expenditures over three years ($2.5 million per year). Revolution has the right to extend the deadline for expenditure of the final $2.5 million by one year upon payment to Seabridge of $250,000. Upon the commencement of commercial production, Revolution will make an additional one-time $1.5 million cash payment to Seabridge and Seabridge will also retain the right to acquire 10% of the annual gold production from the Property at a cost of $1,000 per ounce up to a maximum of 500,000 ounces produced (50,000 ounces to Seabridge). Alternatively, at Seabridge’s sole option, Seabridge may elect to receive a one-time cash payment of $4 million at the commencement of production in exchange for the gold metal stream interest. The transaction will be subject to the approval of Revolution shareholders and the Toronto Stock Exchange.

Seabridge Chairman and CEO Rudi Fronk commented that “we are confident that Revolution’s management team has the experience and capacity to generate significant value from building a mine at Red Mountain which will benefit Seabridge as a Revolution shareholder and as participant in the project’s gold stream.”

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

          ON BEHALF OF THE BOARD

          "Rudi Fronk
          Chairman and C.E.O.

      For further information please contact:
      Rudi P. Fronk, Chairman and C.E.O.
      Tel: (416) 367-9292   •  Fax: (416) 367-2711
      Email:  info@seabridgegold.net